ALPS DISTRIBUTORS, INC.
1290 Broadway, Suite 1100
Denver, CO  80203

February 3, 2015

Mr. Derek Newman
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Centre Funds (the “Trust”) – Registration Statement on Form N-14
File No.: 333-201219
REQUEST FOR ACCELERATION

Dear Mr. Newman:

ALPS Distributors, Inc., the principal underwriter of the shares of each series of the Trust, respectfully requests, pursuant to Rule 461(a) under the Securities Exchange Act of 1933, as amended (the “1933 Act”), that the effective date of Pre-Effective Amendment No. 2 to the Registration Statement of the Trust filed on Form N-14 (the “N-14 Registration Statement”) on February 3, 2015, be accelerated so that the N-14 Registration Statement may become effective on February 6, 2015 or as soon as practicable thereafter.

Pursuant to Rule 461(a) under the 1933 Act, attached is a separate letter from the Trust requesting that the effective date of Pre-Effective Amendment No. 2 be accelerated so that the N-14 Registration Statement may become effective on February 6, 2015 or as soon as practicable thereafter.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (720) 917-0651.

Sincerely,

/s/ Aisha Hunt
Aisha Hunt

Senior Vice President, General Counsel and Assistant
Secretary of ALPS Distributors, Inc.